News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	May 1, 2024

Seabridge Gold 2024 Drill Program to Pursue

Confirmed Exploration Model at 3 Aces Project

Drilling aims to move towards resource estimation

Toronto, Canada... Seabridge Gold (TSX:SEA, NYSE:SA) today announced that preparations are well underway at the wholly-owned 3 Aces project in Canada's Yukon to expand upon the comprehensive exploration model confirmed from last season's drill program. This year's program is a multi-pronged effort to apply the exploration model to new targets within the Central Core, evaluate the size and potential of existing zones, and assess the exploration model at regional targets across the larger 3 Aces property.

The fully funded program plans to complete additional geophysical surveys and about 8,000 meters of core and reverse circulation drilling in the Central Core Area and outlaying targets on the 357 km2 3 Aces property at a budgeted cost of $6.0M.

Commenting on this year's program, Rudi Fronk, Seabridge Chairman and CEO, noted "our team has confirmed several key parameters that are critical to localizing gold concentrations in the Central Core Area.  Findings from last season's program give us confidence in our ability to expand mineralized zones utilizing our robust exploration model. We are excited to apply this understanding across more of the 3 Aces land package.  We view this year's work as pivotal for moving the project towards resource delineation."

The 3 Aces exploration model predicts continuity of mineralization, including high-grade gold, localized along the limbs of second-order folds (F2).  Mineralized zones are best expressed at the contacts between thick phyllite sequences and coarse interbedded sandstones and conglomerates.  Shearing along fold limbs at these rheologic contacts result in brittle fracturing and Au bearing quartz veining preferentially hosted in coarser clastic units.  Evidence indicates that this structural architecture is regional in nature and multiple F2 synforms and antiforms have been identified across the property.  Substantiating the presence of these controls on gold mineralization outside of the Central Core Area would provide Seabridge with confirmation of a district scale project.

Additional exploration efforts planned for this season will evaluate the limit of several targets within the Central Core Area.  This work is intended to deliver indications of size potential on several known high-grade zones and provide additional refinements on the controls for gold.  Last year's exploration work also revealed the potential for additional target concepts not previously recognized.  Surface mapping and geophysical surveys are planned to assist in refining these early-stage concepts.

Seabridge will also resume its previously initiated reclamation activities at the site, concentrating on exploration roads. Environmental monitoring activities focusing on wildlife management, water sampling and understanding environmental baseline conditions will continue in support of exploration activities.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292 www.seabridgegold.com

3 Aces was acquired by Seabridge in March 2020 consisting of 1,734 claims covering 357 km² (35,700 ha) located in a readily accessible part of southeastern Yukon.  Historical work identified a broad area of gold-in-soil extending more than 20 kilometers and past drilling encountered extensive gold.  We believe the characteristics of the 3 Aces project are indicative of a district scale, orogenic gold project consistent with other deposits in the vicinity and around the world.

Exploration activities on the 3 Aces project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101.  Mr. Threlkeld has reviewed and approved this news release.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release includes certain forward-looking statements or forward-looking information. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this news release. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding: (i) the Company completing additional geophysical surveys and about 8,000 meters of core and reverse circulation drilling in the Central Core Area and outlaying targets in 2024; (ii) the exploration program costing $6.0M; (iii) the Company's ability to expand mineralized zones utilizing its exploration model; (iv) the exploration model predicting continuity of mineralization, including high-grade gold, localized along the limbs of second-order folds (F2); and (v) the Company's belief the characteristics of the 3 Aces Project are indicative of a district scale, orogenic gold project consistent with other deposits in the vicinity and around the world, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory and program execution issues, the geology at the Project not conforming to the Company's model of it, general economic, market or business conditions, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com